UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       ☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☒Form 10-Q         ☐ Form N-SAR

For Period Ended:                June 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

HPL Technologies, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

2033 Gateway Place, Suite 400
Address of Principal Executive Office (Street and Number)

San Jose California 95110
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
☐	day following the prescribed due date; or the subject quarterly report of transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

HPL Technologies has announced that its Audit Committee has undertaken an investigation into certain financial and accounting irregularities involving revenue reported during prior periods and that until the investigation is completed, no further reliance should be placed on the Company’s previously issued financial statements.  The Audit Committee’s investigation is ongoing and the Company is currently unable to prepare restated financial statements for prior periods.  The company cannot estimate at this time when it may file its Quarterly Report on Form 10–Q for the quarter ended June 30, 2002.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Scarpelli, Chief Financial Officer	(408)	437-1466
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          ☒Yes                    ☐ No

______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes                   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III

                HPL Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2002	By:	/s/ Michael P. Scarpelli
Michael P. Scarpelli
Senior Vice President, Chief Financial Officer